GLORI ENERGY INC. AND INFINITY CROSS BORDER ACQUISITION CORPORATION

ANNOUNCE COMPLETION OF MERGER AND PRIVATE PLACEMENT

HOUSTON, DALLAS and TEL AVIV, April 14, 2014 – Glori Energy Inc. (“Glori”), an energy technology company, and Infinity Cross Border Acquisition Corporation (Nasdaq: INXB) (“Infinity”), a special purpose acquisition company, announced today that they have completed the merger and share exchange agreement (the “Merger Agreement”) first announced on January 8, 2014, and a simultaneous private placement led by Infinity Group and Hicks Equity Partners LLC (“Hicks”). Commencing April 15, 2014, shares and warrants of Glori will be publicly listed on the Nasdaq Capital Market under the ticker symbols GLRI and GLRIW, respectively.

Stuart Page, CEO of Glori, said: “We are pleased to have completed this important step in Glori’s long-term growth strategy. The transaction provides us with the funds and access to capital needed to execute on our objective of acquiring oil producing properties and we are excited to now be a publicly traded company.”

Gross proceeds to the merged entity as a result of the foregoing transactions (including conversion of promissory notes into shares) totaled $35.7 million, before the payment of related expenses but after payments pursuant to the Share Tender Offer. In the private placement, which was completed simultaneously with the closing of the merger, Hicks, Infinity Group and other investors purchased approximately $8.5 million of Glori’s common stock and investors have the option to purchase up to an additional $16.5 million of Glori’s common stock in 11 business days after the closing of the merger.

Mark Chess, managing director of Infinity and now a director of Glori, said: "We are happy to be investing in Glori along with Hicks. We appreciate Stuart’s leadership and are excited about the company’s growth prospects. We believe the funds that Glori receives in connection with this transaction will enable it to acquire oil assets well suited for deployment of its technology. With the maximization of the value of acquired assets through the use of AERO, we expect to achieve rapid growth of the company.”

Thomas O. Hicks, chairman and CEO of Hicks Equity and now a director of Glori, said: “Glori has a very exciting future as a publicly traded company. We are delighted to support Stuart Page and his management team as they capitalize on the company’s many attractive growth opportunities.”

Infinity also announced the expiration and final results of the tender offer to purchase up to 4,750,000 of its ordinary shares at a price of $8.00 per share, net to the seller in cash (the “Share Tender Offer”). The Share Tender Offer expired at 5:00 p.m., New York City time, on April 11, 2014. As of the expiration of the Share Tender Offer, a total of 2,351,533 ordinary shares have been validly tendered and not withdrawn. Payment for shares tendered has already been deducted from the gross proceeds to the merged entity.

Infinity also announced the expiration and final results of the tender offer conducted by certain of Infinity’s sponsors (the “Purchasers”) to purchase up to 5,750,000 of Infinity’s warrants to purchase ordinary shares at a price of $0.60 per warrant, net to the seller in cash (the “Warrant Tender Offer”). The Warrant Tender Offer expired at 5:00 p.m., New York City time, on April 11, 2014. As of the expiration of the Warrant Tender Offer, a total of 7,100 warrants have been validly tendered and not withdrawn. The remaining warrants are exercisable at $10.00 per share.

ABOUT GLORI ENERGY INC.

Based in Houston, Texas, Glori Energy Inc. is a technology focused energy company that applies its proprietary AEROTM System to oil fields in order to increase the amount of oil that can be economically recovered. Two-thirds of all oil discovered in a typical reservoir is unrecoverable using conventional production technology. Glori's microbial technology stimulates a reservoir’s native microorganisms to improve the recoverability of this trapped oil. Glori provides its AERO System as a service to third party E&P companies, and also uses its technology to increase oil production in fields that it acquires and redevelops in the United States. For more information visit: www.GloriEnergy.com.

ABOUT INFINITY CROSS BORDER ACQUISITION CORPORATION

Infinity Cross Border Acquisition Corp. (Nasdaq: INXB) was a blank check company co-sponsored by Infinity Group and Hicks Equity. Infinity Corp. consummated its IPO on July 25, 2012 and was established for the purpose of acquiring a growing business via a reverse merger.

ABOUT INFINITY GROUP

Infinity Group is a cross-border platform and private equity fund known for its strong roots in China. Infinity Group currently manages $800 million. It has 100 portfolio companies and 17 RMB joint venture funds throughout China, making Infinity the owner of more RMB funds than any other foreign PE fund in China.   Infinity to date has made 100 deals and 30 successful exits. Sectors of focus include: medical, agricultural, water, energy and high end manufacturing. Infinity is led by managing partners Mr. Amir Gal-Or and Mr. Avishai Silvershatz. For more information, please visit www.infinity-equity.com.

ABOUT HICKS EQUITY PARTNERS

Hicks Equity Partners (“HEP”) is the private equity arm for Hicks Holdings LLC, a holding company for the Thomas O. Hicks family's assets. With 35 years of private equity experience, Mr. Hicks pioneered the "buy and build" strategy of investing and founded Hicks Muse Tate & Furst, which raised more than $12 billion of private equity across six funds and completed over $50 billion of leveraged acquisitions. HEP looks for established companies with proven track records, strong free cash flow characteristics, a strong competitive industry position and an experienced management team looking to partner with long-term capital.

FORWARD LOOKING STATEMENTS

Any statements contained herein which are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements identified by or containing words like “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “potential,” “target,” “goal,” “plans,” “objective,” “should”, or similar expressions. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. Glori and Infinity Corp. give no assurances that the assumptions upon which such forward-looking statements are based will prove correct.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (many of which are beyond our control), and are based on information currently available to us. Actual results may differ materially from those expressed herein due to many factors, including, without limitation: the risk that the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; the risk that any projections, including earnings, revenues, expenses, margins, or any other financial expectations are not realized; the ability to comply with NASDAQ’s continuing listing standards, including having the requisite number of round lot holders or stockholders; competition and competitive factors in the markets in which Glori operates; the expected cost of recovering oil using the AERO System, demand for Glori’s AERO System and expectations regarding future projects; adaptability of the AERO System and development of additional capabilities that will expand the types of oil fields to which Glori can apply its technology; plans to acquire and develop additional non-producing end of life oil fields and low-producing late-life oil fields and the availability of debt and equity financing to fund any such acquisitions; the percentage of the world’s reservoirs that are suitable for the AERO System; the advantages of the AERO System compared to other enhanced oil recovery methods; and Glori’s ability to develop and maintain positive relationships with its customers and prospective customers.

These risks, as well as other risks associated with the transaction, are more fully discussed in Glori’s filings with the Securities and Exchange Commission. Glori undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances, which arise after the date of this release except as required by law.

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Contacts:

Glori Energy

Meredith Frazier

BIGfish Communications

(617) 713-3800

Glori@BIGfishMarket.com

Infinity Group

Marjie Hadad

International Media Liaison

+972-54-536-5220

marjie.hadad@infinity-equity.com

Hicks Equity Partners

Mark Semer

Kekst and Company

(212) 521-4802

mark-semer@kekst.com